UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For Immediate Release

March 27, 2017

METHANEX COMMENTS ON 13D FILING BY LARGEST SHAREHOLDER

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) commented today on the filing of a revised schedule 13D by its largest shareholder, M&G Investment Management Limited of London, U.K. (“M&G”) in relation to its shareholding in Methanex. The revised schedule 13D was filed with the US Securities Exchange Commission on March 24, 2017 to replace an earlier version filed March 23, 2017. A schedule 13D is filed when a significant shareholder shifts from being a passive investor to one who more actively asserts an agenda with management. M&G currently owns around 17.5 million shares or approximately 19.5% of the issued and outstanding shares of Methanex and has been a shareholder since 2007.

In their 13D filing, M&G cited that they believe that Methanex’s market valuation does not reflect its intrinsic value, and encourages management to use all excess cash, with the exception of potential modest capital expenditures to refurbish Methanex’s Chilean assets, towards share buybacks.

John Floren, President and CEO of Methanex commented, “We understand M&G’s frustration with Methanex’s share valuation and we believe that M&G’s views are quite aligned with our strategy with respect to capital allocation. We have a long track record of a disciplined approach to capital allocation and of returning cash to shareholders, while maintaining a prudent balance sheet and liquidity given the cyclical nature of our business. Over the last 20 years we have repurchased over half of the company’s shares outstanding, and we have grown our dividend every year except during the 2009-2010 financial crisis and during 2016, when we maintained our dividend despite very low methanol prices. Consistent with our strategy, on March 6 we announced a Normal Course Issuer Bid (“NCIB”) for up to 5% of issued and outstanding shares. We also remain committed to a meaningful and growing dividend that is sustainable at the bottom of cycle methanol prices.”

Mr. Floren continued, “In recent years we have invested approximately $2 billion to add over 3 million tonnes of high quality methanol production at an advantaged capital cost significantly below current estimated replacement cost. This major capital expansion is now behind us. We have modest maintenance capital and financing requirements in the next two years and our next bond maturity is at the end of 2019. We also have an excellent potential opportunity to invest in our Chile site. We are optimistic that we will be able to secure additional gas to support an investment in the restart of our Chile IV plant, and expect to be in a position to make a decision by mid-2017 to spend approximately $50 million over 12 months. If we are successful in securing sufficient gas to support a two-plant operation, we would expect to spend around an additional $50 million approximately in mid-2018 to refurbish the Chile I plant. We believe these investments would make excellent business sense as they represent a high return on investment and a very low capital cost opportunity to grow the business and return value quickly to shareholders.”

Mr. Floren concluded, “Our methanol production and sales volumes are at record levels and we are currently benefiting from a stronger methanol price environment. We have a track record of managing our balance sheet in a prudent and fiscally responsible manner and do not intend to leverage our balance sheet for the purpose of buying back shares. However, given our limited near-term cash requirements, we expect to generate significant free cash flow even at methanol prices that are lower than what we are realising in Q1 2017 and plan to allocate the free cash to share repurchases. Assuming we are able to average a realized price of around $400/tonne, in what is proving to be a very volatile methanol market, we estimate that we could generate sufficient cash to complete the NCIB within a period of approximately four months from the start date of March 13, 2017. After completing the current NCIB on the NASDAQ, it would be our intention to extend the NCIB on the Toronto Stock Exchange which would allow us to use excess cash to purchase up to an additional roughly 1.7 million shares. After completion of the extended NCIB we would have the option to undertake a substantial issuer bid at a later date depending on the level of cash accumulation on our balance sheet.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING

This news release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "expect", and "continue" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex’s expected future financial strength and cash generation capability, and

•	Methanex's ability to continue to return excess cash to shareholders.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	operating rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	world-wide economic conditions, and

•	other risks described in our 2016 Annual Management's Discussion and Analysis and our Fourth Quarter 2016 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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FURTHER INFORMATION

To view the 13D filing referenced above, investors can go to the SEC website at www.sec.gov and search for company fillings under M&G Investment Management Limited.

For further information, contact:

Sandra Daycock
Director, Investor Relations
Tel: (604) 661-2600

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 27, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary